UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER, 2005

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #103 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F.

Form 20-F     X                       Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______                       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)  News Release dated November 28, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:            December 1, 2005

         ThrillTime Entertainment International, Inc.

By:

/s/  “Ben Catalano”

----------------------------------------------------------------------------

Ben Catalano

President

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
Trading Symbol:  “THL:V”   OTC Bulletin Board Symbol:  “THLL-F”

NEWS RELEASE

November 28,  2005

Further to its news releases dated October 20, 2005 and October 26, 2005, ThrillTime Entertainment International, Inc. (the “Company’) announces that it has now closed its previously announced non-brokered private placement  6,000,000 units at a price of $0.06 per unit to raise gross proceeds of $360,000.   Each unit  consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $0.10 per share for a 12 month period expiring November 25, 2006.  Finder’s fees  in the amount of 500,000 units  were paid to Gang Consulting Ltd. in satisfaction of their services under the placement.  The proceeds will be added to the Company’s general working capital.  All shares issued pursuant to this private placement together with any shares issuable on the exercise of the warrants have a hold period expiring March 26, 2006.

The Company regrets that due to certain complications relating to its restructuring and its change of auditors it will be unable to file its annual financial statements within the prescribed period but anticipates such statements being available shortly.

THRILLTIME ENTERTAINMENT
 INTERNATIONAL, INC.

“Ben Catalano”

Per:

Ben Catalano, President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.